EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604 682 3701 F (604) 682 3600 avino.com

NEWS RELEASE

February 21, 2018

AVINO ANNOUNCES AN UPDATED MINERAL RESOURCE ESTIMATE AT THE AVINO PROPERTY

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, “Avino” or “the Company”) is pleased to announce the completion of an updated mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Property”). The updated estimate encompasses the Property’s San Gonzalo Mine, the Avino Mine vein systems, and the Property’s Oxide Tailings. The mineral resources estimate has been included in an updated technical report prepared by Aranz Geo Ltd. under National Instrument 43-101 (“NI-43-101”), which will be available on SEDAR (www.sedar.com) under the Company’s profile and filed on Form 6-K with the SEC within 45 days.

This updated mineral resource estimate includes 34 drill holes that were completed during the drill programs from 2016 to 2017. These drilling programs have significantly increased the amount of information available for resource estimation. The drill holes and assay data were incorporated into the updated mineral resource estimate. The results of the additional drilling contributed to an approximate 225% increase in tonnage in the Measured and Indicated Resource categories and a decrease of 25% in the Inferred resource due to a conversion of a portion of the Inferred Resources to the Indicated Resource category.

The total measured and indicated mineral resources in all deposits totals 10.7 million metric tonnes containing 47.5 million troy ounces of silver equivalent, 26.3 million troy ounces of silver, 217 thousand troy ounces of gold, and 86 million pounds of copper. The total inferred mineral resources in all deposits totals 6,090,000 metric tonnes containing 23.2 million troy ounces of silver equivalent, 13.6 million troy ounces of silver, 109 thousand troy ounces of gold, and 33 million pounds of copper.

“We are very pleased with the updated mineral resource estimate, which demonstrates a significant increase in the mineral resources potentially available for mill feed” said Avino President and CEO, David Wolfin. “The successful drill program that started in 2016 has allowed us to evaluate the tonnage and grade in the area between the San Luis workings and the ET production area, the results of which have now been incorporated into this updated mineral resource estimate. We are confident that our 2018 exploration program will continue to build on the success of our past operations. I would like to thank the exploration team in Mexico for their continued and invaluable efforts. Avino is celebrating its 50th year in the mining industry, and this would not be possible without the hard work and dedication of the entire Avino team.”

The following is a summary of current resources at the San Gonzalo and Avino Mines, as well as the updated oxide tailings resource, grouped into the measured, indicated and inferred categories. The effective date of the resource estimates is January 31, 2018.

The resource estimates were prepared by Michael O’Brien P.Geo., Pr.Sci.Nat., who is a “Qualified Person” within the meaning of NI 43-101 and who is an employee of ARANZ Geo and independent of Avino, as defined by Section 1.5 of NI 43-101.

February 21, 2018 - Avino Silver & Gold Mines Ltd. – News Release

Avino Announces an Updated Mineral Resource Estimate at the Avino Property

Avino Mine Mineral Resources Summary as at January 31, 2018
Measured & Indicated Mineral Resources				Grade				Metal Contents
Resource Category	Deposit	Cut-off (AgEQ g/t)	Metric tonnes	AgEQ g/t	Ag g/t	Au g/t	Cu %	AgEQ Million Tr Oz*	Ag Million Tr oz	Au Thousand Tr Oz	Cu T
Measured	Avino - ET	60	3,890,000	141	71	0.54	0.55	17.6	8.9	67.4	21,000
Measured	Avino - San Luis	60	650,000	142	67	0.70	0.49	3.0	1.4	14.6	3,000
Measured	San Gonzalo System	130	290,000	397	314	1.65	0.00	3.7	2.9	15.4	0
Total Measured	All Deposits		4,830,000	156	85	0.63	0.51	24.3	13.2	97.4	24,000
Indicated	Avino ET	60	2,640,000	105	49	0.56	0.34	8.9	4.2	47.6	9,000
Indicated	Avino - San Luis	60	1,620,000	126	54	0.82	0.36	6.6	2.8	42.9	6,000
Indicated	San Gonzalo System	130	240,000	319	257	1.25	0.00	2.5	2.0	9.6	0
Indicated	Oxide Tailings	50	1,330,000	124	98	0.46	0.00	5.3	4.2	19.8	0
Total Indicated	All Deposits		5,830,000	124	70	0.64	0.25	23.3	13.1	119.8	15,000
Total Measured & Indicated			10,660,000	139	77	0.63	0.37	47.5	26.3	217.2	39,000

Inferred	Deposit	Cut-off (AgEQ g/t)	Metric tonnes	AgEQ g/t	Ag g/t	Au g/t	Cu %	AgEQ Million Tr Oz*	Ag Million Tr oz	Au Thousand Tr Oz	Cu T
Inferred	Avino - ET	60	2,380,000	111	58	0.51	0.33	8.5	4.4	39.1	8,000
Inferred	Avino - San Luis	60	1,780,000	124	57	0.72	0.38	7.1	3.2	41.2	7,000
Inferred	San Gonzalo System	130	120,000	262	219	0.86	0.00	1.0	0.8	3.3	0
Inferred	Oxide Tailings	50	1,810,000	113	88	0.44	0.00	6.6	5.1	25.6	0
Total Inferred	All Deposits		6,090,000	118	70	0.56	0.24	23.2	13.6	109.2	15,000

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

Figures in the table may not add to the totals shown due to rounding.

The mineral resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's "CIM Definition Standards- for Mineral Resources and Mineral Reserves" incorporated by reference into National Instrument 43-101 "Standards of Disclosure for Mineral Projects".

Mineral Resources are reported at cut-off grades 60, 130 and 50 g/t silver equivalent grade for the Avino, San Gonzalo and oxide tailings respectively as indicated in the table.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by SEC standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

February 21, 2018 - Avino Silver & Gold Mines Ltd. – News Release

Avino Announces an Updated Mineral Resource Estimate at the Avino Property

The silver equivalent was calculated using the following assumptions:

For Avino (ET and San Luis), San Gonzalo and Oxide Tailings

Au price US$1,300/oz

Ag price US$ 17.50/oz

Copper price US$3/lb

A net smelter return (NSR) was calculated and the silver equivalent was back calculated.

For ET using the formula:

AgEQ = (24.06 x Au (g/t) + 0.347 x Ag (g/t) + 43.0 x Cu (%) - 151.8 x Bi (%)) / 0.347

For San Gonzalo using the formula:

AgEQ = (0.03 x Au (g/t) + 0.385 x Ag (g/t) - 4.03 / 0.385

For Oxide Tailings using the formula:

AgEQ = 69.37 x Au (g/t) + Ag (g/t)

Highlights for each deposit include the following:

The Avino Mine

•	A measured and indicated resource of 8,800,000 tonnes (at an average grade of 61 g/t silver, 0.61 g/t gold and 0.45% copper) containing 17.2 million troy ounces of silver, 172,500 troy ounces of gold and 39,000 tonnes copper using a cut-off grade of 60 g/t silver equivalent.
•	An inferred resource of 4,160,000 tonnes (at an average grade of 57 g/t silver, 0.60 g/t gold and 0.35% copper) containing 7.7 million troy ounces of silver, 80 thousand troy ounces of gold and 15,000 tonnes of copper using a cut-off grade of 60 g/t silver equivalent.

The measured and indicated tonnage for the Avino Vein system at the ET Mine has increased from 1.45 million tonnes to 8.80 million tonnes due to infill drilling, increased width of the vein below 11th level, and additional hanging wall units encountered between San Luis and ET. The inferred tonnage has decreased by 28% from the previous estimate mainly due to in-fill drilling conversion to indicated resources.

The Avino Vein System at the ET Mine contains over three quarter of the tonnage on the Avino property and includes significant copper grades.

San Gonzalo Mine

•	A measured and indicated resource of 530,000 tonnes (at an average grade of 288 g/t silver and 1.47 g/t gold) containing 4.9 million troy ounces of silver and 25,000 troy ounces of gold using a cut-off grade of 130 g/t silver equivalent.
•	An inferred resource of 120,000 tonnes (at an average grade of 219 g/t silver and 0.86 g/t gold) containing 0.8 million troy ounces of silver and 3,300 troy ounces of gold using a cut-off grade of 130 g/t for silver equivalent. The decrease in Inferred resource is mainly due to development-based conversion of inferred resource to indicated resource.

The San Gonzalo Vein System is comparatively higher grade and provides flexibility to the Company’s mining production during times of uncertain metal prices.

February 21, 2018 - Avino Silver & Gold Mines Ltd. – News Release

Avino Announces an Updated Mineral Resource Estimate at the Avino Property

Oxide Tailings

The oxide tailings estimate has not been modified since 2016 and no further sampling or modelling work has been carried out.

The indicated silver resource is unchanged and includes 1,330,000 tonnes at an average grade of 98 g/t silver and 0.46 g/t gold totaling 4.2 million troy ounces of silver and 19.8 thousand troy ounces of gold using a cutoff grade of 50 g/t silver equivalent.

The inferred resource is also unchanged and includes 1,810,000 tonnes at an average grade of 88 g/t silver and 0.44 g/t gold totaling 5.1 million troy ounces of silver and 25.6 thousand troy ounces of gold using a cut-off grade of 50 g/t for silver equivalent.

Method of Calculation

The estimation methods used were substantially the same for all three deposits, providing a consistent baseline for strategic planning.

Mineral resources were estimated by ordinary kriging, optimized using kriging neighborhood analysis and verified by means of nearest neighbor and inverse distance methods, swathplot comparisons of estimates and visual inspections. Block models were created for the San Gonzalo and Avino Vein Systems and the Oxide Tailings deposit and estimates were made utilizing blocks of sizes 20 m easting x 5 m northing x 10 m elevation for Avino (ET Mine), sizes 10 m easting x 5 m northing x10 m elevation for San Gonzalo and 40 m easting x 40 m northing x 2 m elevation for Oxide Tailings.

Classification of the mineral resource was based on ‘slope of regression’ as a measure of uncertainty, with adjustment to practical geometries using geological knowledge of the deposit.

Fundamental changes since the previous mineral resource estimates are (1) depletion due to mining (over 800 thousand tonnes milled since the beginning of 2017), (2) significant new sampling information (3) changes to cut-off calculations and (4) reclassification of mineral resources in the light of improved understanding of confidence in the deposits at distances from the underground channel samples and drill hole samples.

More sampling information does not always lead to direct increases in resource tonnages and contained metal. In some cases, the new information provides improved understanding (developed by variogram modelling and kriging neighborhood analysis) that may demote some portions of mineral resource from high confidence categories, such as measured and indicated, to a lower confidence category such as inferred.

Currently, for the San Gonzalo and Avino Vein Systems, estimated blocks more than thirty metres from sampling are not considered to be of sufficient confidence to be included in the indicated category resources and have been classified as inferred resources.

For the Oxide Tailings, estimated blocks more than fifty metres from sampling are not considered to be sufficiently confident to be included in the indicated category resources.

February 21, 2018 - Avino Silver & Gold Mines Ltd. – News Release

Avino Announces an Updated Mineral Resource Estimate at the Avino Property

Qualified Person(s)

Avino's projects in Durango, Mexico are under the geoscientific oversight of Michael O’Brien, P.Geo., Senior Principal Consultant, ARANZ Geo, and under the supervision and Jasman Yee P.Eng, Avino Director, who are both qualified persons within the context of NI 43-101. Both have reviewed and approved the technical data in this news release.

About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing close to 600 people, and has created over 1,600 indirect jobs in Mexico. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently planning for future production at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

On Behalf of the Board

“David Wolfin”

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the updated mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Property”) with an effective date of January 31, 2018 prepared for the Company, and reference to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Property does not have the amount of the mineral resources indicated in the updated report or that such mineral resources may be economically extracted.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.